FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-4620

Crystallex International Corporation
(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

For Immediate Release

November 12, 2004

Crystallex reports 2004 drilling confirms high grade ore shoot at

La Victoria Deposit, Bolivar State, Venezuela

TORONTO, ONTARIO, November 12, 2004 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported complete assay results for the diamond drill program carried out at the La Victoria deposit between March and July of 2004. The program consisted of 8594.2 metres of core drilling in 61 holes.

The La Victoria deposit is a moderately dipping auriferous shear zone in which saprolite ore was mined between 2001 and 2003 in a shallow open pit. Mining operations were suspended due to poor gold recoveries arising from the partially refractory nature of the unoxidized, sulphide-bearing ore located beneath the saprolite.  Ongoing metallurgical studies being conducted in South Africa indicate that the refractory ore is amenable to BIOX treatment, allowing recoveries to improve from about 60% to approximately 88%.

The aim of the 2004 infill drill program was the delineation of the southern half of the deposit, between sections 250N and 500N, where previous wide-spaced drilling had intersected high grade mineralization (e.g. 14.1g/t Au over a core length of 20.5m) that was suspected to constitute part of an ore shoot.  The 61-hole drill program was designed to define the shape and size of the ore shoot to a depth of 150m below surface, and to upgrade inferred resources to the indicated and measured categories in the southern part of the deposit.

As shown in the accompanying table, the drill program confirmed the presence of high grade mineralization over significant widths.

La Victoria 2004 Drilling. Assay Results.

SECTION	HOLE	MINERALIZED INTERSECTIONS (metres)					GRADE
		Estimated vertical depth start		Downhole			g/t Au
			From	To	Length	Estimated True Width

225 N	LV-04-57	84.95	109.00	110.90	1.90	1.85	5.9

250 N	LV-04-44	99.25	99.25	103.00	3.75	3.25	11.1
	LV-04-45	82.60	87.90	93.50	5.60	5.48	6.6
	LV-04-46	71.84	87.70	90.00	2.30	2.27	14.0

275 N	LV-04-36	124.70	124.70	129.00	4.30	3.72	3.3
	LV-04-37	109.34	113.20	117.00	3.80	3.65	4.3
		139.09	144.00	145.50	1.50	1.44	5.7
	LV-04-39	85.56	98.80	106.00	7.20	7.14	10.7
	LV-04-40	102.05	105.65	112.75	7.10	6.83	8.8
	LV-04-41	115.00	115.00	118.00	3.00	2.60	7.6
		124.00	124.00	140.90	16.90	14.64	4.0
	includes	119.77	137.00	140.90	3.90	3.38	7.4
	LV-04-42	91.38	94.60	98.92	4.32	4.10	8.4
	LV-04-47	82.85	85.77	91.00	5.23	4.96	6.9

300 N	LV-04-38	93.36	107.80	121.70	13.90	13.78	2.9
	includes	94.40	109.00	111.00	2.00	1.98	8.7
	LV-04-43	72.31	83.50	91.00	7.50	7.25	5.5
	LV-04-48	61.89	75.55	81.00	5.45	5.22	8.6
	LV-04-49	164.20	164.20	164.93	0.73	0.63	20.6
	LV-04-50	116.91	135.00	142.40	7.40	7.34	3.7
	includes	118.04	136.30	139.30	3.00	2.97	6.3
	LV-04-55		100.00	106.00	6.00	5.77	9.6

325 N	LV-04-53	108.06	115.00	122.20	7.20	6.93	2.5
	LV-04-56	72.93	95.20	98.20	3.00	2.83	7.6
	LV-04-61	24.05	31.40	59.42	28.02	10.79	10.6
	includes	30.29	39.54	45.42	5.88	2.26	19.3

350 N	LV-04-52	130.62	139.00	140.00	1.00	0.86	8.3
	LV-04-54	88.10	115.00	122.20	7.20	6.78	2.5
	LV-04-58	9.00	9.00	23.00	14.00	12.12	8.3
	LV-04-59	9.40	10.00	26.40	16.40	13.78	6.4
	includes	9.40	10.00	12.30	2.30	1.93	18.8
	LV-04-60	13.59	14.46	34.29	16.63	11.07	4.2
	LV-04-68	28.98	30.00	49.00	19.00	13.52	10.3
	LV-04-69	51.10	59.00	68.00	9.00	4.58	28.6

375 N	LV-04-28	88.17	91.28	99.64	9.72	8.46	5.1
	LV-04-29	68.68	71.10	84.93	11.46	9.84	13.8
	includes	77.36	80.09	82.70	2.61	2.24	40.9
	LV-04-30	69.53	78.75	87.50	8.75	7.05	19.1
	LV-04-32	102.71	108.00	109.77	1.77	1.53	5.6
		119.83	126.00	128.30	2.30	1.99	6.9
	LV-04-35	99.59	115.00	142.55	27.55	25.13	2.2
	LV-04-62	25.50	25.50	32.25	9.75	9.31	7.1
		41.24	41.25	43.50	2.25	1.96	9.4

400 N	LV-04-24	145.85	151.00	158.00	7.00	6.09	5.1
		160.83	166.50	169.00	2.50	2.18	8.1
	LV-04-25	57.87	66.82	80.00	13.18	13.07	11.0
	includes	63.96	73.86	80.00	6.14	6.09	18.1
	LV-04-26	65.25	72.00	74.00	2.00	1.98	8.1
		78.85	87.00	92.00	5.00	4.94	6.7
	LV-04-27	84.00	84.00	103.00	19.00	16.45	7.1
	includes	90.00	90.00	98.00	8.00	6.93	11.2
	LV-04-31	103.75	104.15	109.88	5.73	5.01	9.0
	LV-04-34	123.64	128.00	135.10	7.10	6.47	8.5
	LV-04-51	121.03	158.00	166.28	8.28	8.06	5.3

425 N	LV-04-19	73.96	85.40	91.00	5.60	5.55	11.2
	LV-04-20	56.41	58.40	61.19	2.79	2.68	6.2
		74.64	77.27	80.74	3.47	3.34	8.1
	LV-04-21	69.33	80.05	82.50	2.45	2.43	77.5
	includes	69.87	80.68	81.50	0.82	0.81	227.3
		87.23	100.73	113.75	12.52	12.41	8.3
	LV-04-22	85.15	88.15	116.50	28.35	27.26	7.5
	includes	85.97	89.00	94.07	5.07	4.87	11.5
	includes	103.29	106.93	115.50	8.57	8.24	12.6
	LV-04-23	102.00	102.00	106.60	4.60	3.98	24.6
		166.50	166.50	169.00	2.50	2.17	8.7
	LV-04-33	110.40	110.40	115.60	5.20	4.50	11.7
		124.70	124.70	142.00	18.70	16.19	7.4
	includes	124.70	124.70	127.60	2.90	2.51	18.6

450 N	LV-04-65	107.22	114.10	116.50	2.40	2.24	7.6
		122.16	130.00	133.00	3.00	2.80	6.0
	LV-04-66	130.98	133.00	152.00	19.00	16.90	2.5
	includes	130.98	133.00	134.50	1.50	1.33	17.3
	includes	147.98	150.25	152.00	1.75	1.56	6.7

475 N	LV-04-63	136.54	136.73	138.07	1.34	1.18	18.1
		149.28	149.48	150.76	1.28	1.13	11.7
	LV-04-64	102.90	109.50	111.70	2.20	2.15	10.0
		109.94	117.00	118.50	1.50	1.47	6.9

500 N	LV-04-01	75.60	87.30	99.60	12.30	12.3	3.2
		91.37	105.5	110.00	4.50	4.5	2.6
	LV-04-02	92.50	102.07	109.00	6.93	6.90	2.9
	LV-04-08	108.03	108.03	111.00	1.97	1.71	5.0
		117.15	117.15	119.00	1.85	1.60	43.0

525 N	LV-04-03	102.19	118	144.50	26.40	26.4	1.1

550 N	LV-04-04		Low Values
	LV-04-05	145.15	167.76	171.5	3.74	3.74	6.5
	LV-04-06	102.59	118.46	120.75	2.29	2.29	2.9

575 N	LV-04-09		Low Values
	LV-04-10	101.32	117.00	118.50	1.50	1.5	4.8
	LV-04-11	143.10	143.10	144.00	0.90	0.78	13.4

THE ASSAY AND GEOLOGICAL INFORMATION FROM THE DRILL PROGRAM WILL BE INCORPORATED IN A NEW RESOURCE ESTIMATE TO BE COMPLETED BY MINE DEVELOPMENT ASSOCIATES (“MDA”) OF RENO, NEVADA. THE NEW RESOURCE, ALONG WITH THE OPERATING COSTS CURRENTLY BEING PREPARED BASED ON THE RESULTS FROM THE BIOX PILOT PLANT PROGRAM AND OTHER MINING AND PROCESSING COSTS, WILL THEN BE USED TO PRODUCE A NEW RESERVE ESTIMATE. PREPARATION OF THE CAPITAL COSTS ESTIMATE BASED ON THE BIOX PILOT PLANT PROGRAM IS ALSO UNDERWAY. BASED ON THE RESULTS OF THE 2004 DRILLING, IT WOULD APPEAR THAT BOTH OPEN PIT AND UNDERGROUND SCENARIOS, OR A COMBINATION OF THE TWO, MAY BE OPTIONS FOR THE FURTHER DEVELOPMENT OF LA VICTORIA.  CRYSTALLEX INTENDS TO UPGRADE THE LA VICTORIA PROJECT FINANCIAL ASSESSMENT TO A PRE-FEASIBILITY LEVEL.  THE ASSESSMENT, WHICH IS SCHEDULED FOR COMPLETION IN JANUARY, 2005, WILL BE USED TO DEFINE THE FINANCIAL VIABILITY OF THE LA VICTORIA PROJECT.

ALL SAMPLES FROM LA VICTORIA WERE PREPARED AT SOCIETE GENERALE DE SURVEILLANCE’S (“SGS”) LABORATORY IN TUMEREMO, VENEZUELA AND SUBSEQUENTLY ASSAYED AT SGS’S FACILITIES IN TORONTO, CANADA. DR. JIM DAVIES, CRYSTALLEX’S EXPLORATION MANAGER IN VENEZUELA, SUPERVISED THE DRILL PROGRAM. DR LUCA RICCIO, CONSULTANT TO CRYSTALLEX, WAS THE QUALIFIED PERSON IN CHARGE OF THE PROGRAM.

Crystallex has an indirect 51% ownership interest in the La Victoria deposit through a joint venture which includes the La Victoria deposit and other mining properties in the El Callao region of Bolivar State, Venezuela.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first half of 2006 at an average annualized rate of some 300,000 ounces for the first five years of operation. Other key assets include the Tomi Mine, its interest in the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
INVESTOR RELATIONS CONTACT: A. RICHARD MARSHALL, VP AT (800) 738-1577
VISIT US ON THE INTERNET: HTTP://WWW.CRYSTALLEX.COM or EMAIL US AT: INFO@CRYSTALLEX.COM

 NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form (“AIF”) and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

Cautionary Note to Investors – We use certain terms in this release, such as "resource," “measured resource,” “indicated resource” and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC.  Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities.  For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date November 15, 2004	By /s/ Daniel R. Ross
(Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature